SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 12b-25

Notification of Late Filing

Commission File Number     1-1212

(Check One)
 ____							  __
/_X_/	Form 10-K and Form 10-KSB		/__/    Form 11-K
 ___			    ___						 ____
/___/	Form 20-F     /___/     Form 10-Q and Form 10-QSB	/___/  Form N-SAR

For Period ended        December 31, 2000        .
  ___
/___/    Transition Report on Form 10-K and Form 10-KSB
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/___/	Transition Report on Form 20-F
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/___/	Transition Report on Form 11-K
 ___
/___/	Transition Report on Form 10-Q and Form 10-QSB
 ___
/___/	Transition Report on Form N-SAR

	For the transition period ended __________________________

PART I
REGISTRANT INFORMATION

Full name of registrant		    DRIVER-HARRIS COMPANY
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Address of principal executive office		600 Essex Street
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City, State and Zip Code			Harrison, NJ  07029
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PART III
NARRATIVE

The Company is attempting to renegotiate the terms of the note payable to the Pension Benefit Guaranty Corporation in the amount of $1,305,000 at December 31, 2000 which is payable on or before April 16, 2001.
Failure to extend this date would have a material impact on the financial condition of the Company, since the Company does not currently have significant liquidity or financing to repay such amount on the date due.



PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

					Frank L. Driver
					 (973) 483-4802

(2)  Have all other periodic reports required under Section 13 or 15(d)
or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
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			/_x__/   Yes		/___/       No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
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			/___/        Yes		/_x_/       No

Driver-Harris Company
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(Name of Registrant as Specified in Charter)

	Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 30, 2001			By     _Frank L. Driver
						Frank L. Driver
						Chief Financial Officer